UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

Sertus Chambers
Governors Square, Suite #5-204
23 Lime Tree Bay Avenue, P.O. Box 2547
Grand Cayman, KY1-1104, Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 26, 2023, Chijet Motor Company, Inc. issued a press release announcing it has held its first board meeting after completing its business combination. A copy of this press release is furnished as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

The following are exhibits herewith:

EXHIBITS INDEX

Exhibit No.	Description
3.1	Press Release Dated June 26, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: June 26, 2023	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer